ECONOMIC IMPACT OF HIT-FINANCED PROJECTS IN NEW YORK CITY

In 2020 Dollars, Since Inception*

71 Projects	**$1.8B** HIT Investment Amount	**$8.0M** Building America NMTC Allocation	**$4.4B** Total Development Cost	**43,062** Housing Units Created or Preserved
$4.8B Total Economic Impact	**24.2M** Hours of Union Construction Work	**26,220** Jobs Across Industries	**$2.2B** Total Wages and Benefits	**$311.4M** State and Local Tax Revenue Generated